LE GROUPE JEAN COUTU (PJC) INC.	THE JEAN COUTU GROUP (PJC) INC.

DEMANDE DE RAPPORTS FINANCIERS	REQUEST FOR FINANCIAL REPORTS

En vertu de nouvelles règles nationales sur les valeurs mobilières (Règlement 51-102 sur les obligations d’information continue), les porteurs inscrits et propriétaires véritables, doivent désormais remplir la formule de demande s'ils désirent qu'on leur envoie les états financiers annuels (rapport annuel) et les états financiers intermédiaires.

Afin que votre nom soit conservé à la liste d'envoi, vous devez remplir ce formulaire à chaque année.

Soulignons que si vous ne remplissez pas la formule de demande, vous ne recevrez plus automatiquement par la poste les états financiers et l'analyse par la direction de la situation financière et des résultats d'exploitation mentionnés ci-dessus.

Si vous désirez les recevoir, vous n'avez qu'à remplir, signer et nous retourner le présent formulaire à l’adresse ci-dessous ou par télécopieur au (514) 871-3673

L'adoption du Règlement 51-102 nous permettra de mieux répondre aux besoins des détenteurs, d'être plus respectueux de l'environnement et de réduire nos coûts.

Veuillez noter que vous pourrez encore consulter les états financiers annuels et intermédiaires de même que l'analyse par la direction de la situation financière et des résultats d'exploitation de notre société sur notre site web, et sur le site SEDAR, à l'adresse www.sedar.com. Nous vous remercions de l'intérêt que vous portez à notre société.

Under new national security rules (National Instrument 51-102 “Continuous Disclosure Obligations”), the registered holders and beneficial owners must now elect to receive the annual financial statements as well as the interim financial statements by completing the request-form.

Please note that this form must be completed on an annual basis in order to maintain your name on the supplemental mailing list.

It is important to note that if the request-form is not completed, the financial statements and management discussion and analysis referred to above will no longer be automatically mailed to you.

If you wish to receive them, please complete, sign and return this form to us at the address below or by fax at (514) 871-3673.

The adoption of National Instrument 51-102 will allow us to better meet the needs of our Holders, provide benefits to our environment and reduce costs.

Please also note that the annual and interim financial statements and management discussion and analysis relating to our corporation will continue to be available on our website and on SEDAR at www.sedar.com. We thank you for your interest in our company.

PRÉFÉRENCE LINGUISTIQUE /	RAPPORTS FINANCIERS /
LANGUAGE PREFERENCE	FINANCIAL REPORTS

Français/ French	Anglais / English	Rapports financiers trimestriels /	Rapport annuel /
		Interim Financial Statement	Annual Report

NOM / NAME

PRÉNOM / FIRST NAME

ADRESSE / ADDRESS

VILLE / CITY			PROVINCE / STATE	CODE POSTAL / POSTAL CODE / ZIP CODE

DATE

Jour/Day	Mois/Month	Année/Year	SIGNATURE

Société de fiducie Computershare du Canada / Computershare Trust Company of Canada

a/s Trust Banque Nationale / c/o National Bank Trust

Gestion de l’actionnariat / Share Ownership Management

1100 University, 12e étage/12th floor, Montréal, QC H3B 2G7

Télécopieur / Fax : (514)871-3673